UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 34)

BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)

QUEEN MERGERCO, INC. (Name of Filing Person (Offeror)) QXO, INC. (Name of Filing Person (Parent of Offeror)) QUEEN HOLDCO, LLC QUEEN TOPCO, LLC
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

Christopher Signorello Chief Legal Officer Five American Lane Greenwich, CT 06831 (888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Scott A. Barshay Nickolas Bogdanovich Stan Richards Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 34 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated March 31, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(G) and (a)(1)(H), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on April 28, 2025 (such date and time, the “Offer Expiration Time”), and, consistent with the terms of the Merger Agreement, the Offer was not extended. The Depositary has advised QXO that, as of the Offer Expiration Time, a total of 44,835,447 Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6) of the DGCL) were validly tendered and not validly withdrawn in the Offer, representing approximately 72.06% of the outstanding Shares, as of the Offer Expiration Time. In addition, the Depositary has advised Purchaser that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 6,098,763 additional Shares, representing approximately 9.8% of the outstanding Shares as of the Offer Expiration Time.

The number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h)(6) of the DGCL) and not validly withdrawn in the Offer satisfies the Minimum Tender Condition. As all conditions to the Offer have been satisfied or waived, the Purchaser has irrevocably accepted for payment all Shares validly tendered (and not validly withdrawn) in the Offer and will promptly pay for all such Shares in accordance with the terms of the Offer and the Merger Agreement.

As a result of its acceptance of the Shares validly tendered (and not validly withdrawn) in the Offer, the Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Beacon pursuant to Section 251(h) of the DGCL. Accordingly, on April 29, 2025, the Purchaser expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which the Purchaser will merge with and into Beacon, with Beacon surviving as a wholly owned subsidiary of QXO. At the effective time of the Merger, each Share outstanding that is not tendered and accepted pursuant to the Offer (other than (i) Shares owned by QXO, Purchaser or any other direct or indirect wholly owned subsidiary of QXO at the commencement of the Offer and which are owned by QXO, Purchaser or any other direct or indirect wholly owned subsidiary of QXO immediately prior to the effective time of the Merger and not, in each case, held on behalf of third parties, (ii) Shares held in treasury of Beacon or held by any direct or indirect wholly owned subsidiary of Beacon, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders of Beacon who have demanded appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL) will thereupon be cancelled and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest. Following the consummation of the Merger, Beacon intends to cause all Shares to be delisted from Nasdaq and deregistered under the Exchange Act, after which Beacon will no longer have reporting obligations under the Exchange Act. ”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2025

QXO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN HOLDCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary

QUEEN TOPCO, LLC

By:	/s/ Christopher Signorello
Name:	Christopher Signorello
Title:	Secretary